Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods indicated, Protective Life Insurance Company’s (the “Company”) ratios of:

•	Consolidated earnings to fixed charges.
•	Consolidated earnings to fixed charges before interest credited on investment products.

	Nine Months Ended
	September 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Ratio of Consolidated Earnings to Fixed Charges(1)	1.4	1.5	1.5	1.5	1.6	1.5	1.3
Ratio of Consolidated Earnings to Fixed Charges
before Interest Credited on Investment Products(2)	7.7	20.3	20.1	38.5	46.4	83.4	49.1

(1) The Company calculates the ratio of "Consolidated Earnings to Fixed Charges" by dividing the sum of income from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expenses) (I) and interest credited on investment products (IP) by the sum of interest expense
(I) and by interest expense on investment products (IP). The formula for this ratio is (BT+I+I+IP)/(I+IP). The Company continues to sell investment products that credit interest to the contractholder. Investment products include products such as guaranteed investment contracts, annuities, and variable universal life insurance policies. The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contractholders more than offsets the effect of the increases in earnings.
(2) The Company calculates the ratio of "Consolidated Earnings to Fixed Charges before Interest Credited on Investment
Products" by dividing the sum of income from continuing operations before income tax (BT) and interest expense
(I) by interest expense (I). The formula for this calculation, therefore, would be: (BT+I)/I.

Exhibit 12
(continued)

COMPUTATION OF CONSOLIDATED EARNINGS RATIOS
(Dollars in thousands)

	Nine Months Ended
	September 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Computation of Ratio of Consolidated Earnings to
Fixed Charges
Income from Continuing Operations before
Income Tax	$303,720	$291,325	$419,748	$361,215	$371,163	$349,972	$241,623
Add Interest Expense	45,618	15,090	22,012	9,632	8,167	4,249	5,019
Add Interest Credited on Investment Products	753,170	631,131	891,627	726,301	649,216	647,695	900,930
Earnings before Interest, Interest Credited on
Investment Products and Taxes	$1,102,508	$937,546	$1,333,387	$1,097,148	$1,028,546	$1,001,916	$1,147,572
Earnings before Interest, Interest Credited on
Investment Products and Taxes Divided by
Interest expense and Interest Credited on
Investment Products	1.4	1.5	1.5	1.5	1.6	1.5	1.3
Computation of Ratio of Consolidated Earnings to
Fixed Charges Before Interest Credited on
Investment Products
Income from Continuing Operations before
Income Tax	$303,720	$291,325	$419,748	$361,215	$371,163	$349,972	$241,623
Add Interest Expense	45,618	15,090	22,012	9,632	8,167	4,249	5,019
Earnings before Interest and Taxes	$349,338	$306,415	$441,760	$370,847	$379,330	$354,221	$246,642
Earnings before Interest and Taxes Divided
by Interest Expense	7.7	20.3	20.1	38.5	46.4	83.4	49.1